Exhibit 99.1

Stellantis Delivers Record Net Revenues, Net Profit, Industrial Free Cash Flows
for Full Year 2023

•Net revenues of €189.5 billion, up 6% compared to 2022, with consolidated shipment volumes increasing 7%
•Net profit grew 11% to €18.6 billion. Adjusted operating income(1) rose 1% to €24.3 billion, with AOI margin of 12.8%
•Industrial free cash flows(2) of €12.9 billion, an increase of 19% compared to 2022
•Strong balance sheet, with Industrial available liquidity at €61.1 billion
•LEV sales up 27% in 2023, with PHEVs at #1 in U.S. and #2 for LEVs in U.S.(3); 21% increase in global BEV sales in 2023
•Returned €6.6 billion in cash to shareholders in 2023 through dividends and share buybacks, an increase of 53% compared to €4.3 billion in 2022
•Dividend proposed of €1.55 per common share, increase of approximately 16% compared to prior year, pending shareholder approval
•Announcing 2024 open market share buyback program of €3.0 billion

“As we just passed the three-year mark since Stellantis' inception, I warmly thank our teams who are executing at the highest levels and contributing greatly to our growth story, even in the strongest of headwinds. Today’s record financial results are proof that we have become a new global leader in our industry and will remain rock solid as we look to a turbulent 2024. Thanks to our flexible technology and product roadmap, we are prepared to address the various scenarios that could arise and to continue delivering on our Dare Forward 2030 targets.”

Carlos Tavares, CEO

Citroën ë-C3

(€ million)		2023	2022	Change		FY 2024 GUIDANCE Revenue backdrop: Supportive AOI Margin(1): Double digit minimum commitment Industrial Free Cash Flows(2): Positive

I F R S	Net revenues	189,544	179,592	+6%
	Net profit	18,625	16,779	+11%
	Cash flows from operating activities	22,485	19,959	+13%
N O N - G A A P	Adjusted operating income(1)	24,343	24,017	+1%
	Adjusted operating income margin(1)	12.8%	13.4%	(60)	bps
	Industrial free cash flows(2)	12,858	10,819	+19%
____________________________________________________________________________________________________________________________________
All reported data is unaudited. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.

Refer to page 13 and 14 for an explanation of the items referenced on this page

AMSTERDAM, February 15, 2024 - Stellantis N.V. today reported record full year 2023 results. Net revenues grew 6% y-o-y to €189.5 billion, Net profit rose 11% to €18.6 billion, and Industrial free cash flows increased 19% y-o-y to €12.9 billion. Global BEV sales are up 21% y-o-y and LEV sales up are 27% y-o-y, with PHEVs in the U.S. at #1(3) and #2 for LEVs in the U.S.(3) Results are in line with Dare Forward 2030 objectives and are supported by the following concrete actions:
CARE: Stellantis remains on track to achieve its carbon net zero emission target by 2038(4). Stellantis reduced its scope 1 and 2 absolute emissions tCO2 by 20% in 2023 vs Baseline 2021. A constant focus on the customer led to a reduction of vehicle defect rates three months after customer delivery by more than 40%, as compared to 2021. Embracing a circular consumption model, the Company opened its first Circular Economy Hub in Italy, creating a center of excellence aimed at industrializing the recovery and sustainable reuse of materials, and the business realized 18% year-over-year sales growth. The Company launched an employee share purchase plan – Shares to Win – in Italy and France and will extend it to other countries during 2024. As well, more than 600 collective agreements were signed covering approximately 90% of employee across the world. The Stellantis Student Awards celebrated more than 600 family members of employees for dedication to continuous learning and education, and the Stellantis Foundation partnered with CERN to inaugurate the Science Gateway in Geneva, its new outreach center for science education.
TECH: To support overall market growth and the electrification push in North America, 18 additional BEVs will be launched in 2024, reaching a total of 48 models by end of 2024. The all-new Citroën ë-C3 starts at €23,300 and is the most competitively priced B-segment EV produced in Europe and the Jeep® Avenger, which was awarded European Car of the Year 2023, continues to earn top honors. Stellantis launched the first of four all-new BEV-centric platforms, STLA Medium, on the Peugeot E-3008 with best-in-class range of up to 700 kilometers (435 miles). The second platform, STLA Large, is launching in 2024 with 800 kilometers (500 miles) range and fitted to exceed customer expectations. STLA Large is a highly flexible, BEV-native platform that will serve as the foundation for upcoming global vehicles in the D and E segments, and able to take multiple propulsion systems, including hybrid and internal combustion. Stellantis secured raw materials sourcing through 2027, and signed an agreement with CATL for the supply of LFP battery cells and modules, further expanding its battery chemistries portfolio. Stellantis and Ample established a partnership in battery swapping technology to deliver fully charged EV batteries in less than five minutes. Stellantis joined Symbio and the other shareholders in inaugurating SymphonHy, the first gigafactory in France and Europe's largest integrated site producing hydrogen fuel cells. Stellantis is implementing a multifaceted semiconductor strategy to ensure supply security and drive innovation. SiliconAuto, the 50/50 joint venture with Foxconn, will tailor chips aimed at a new generation of automotive industry vehicle platforms starting in 2026. In 2023, Stellantis Ventures invested in six new startups, and Stellantis signed 49 commercial contracts with new startups.
VALUE: Flexibility, execution, resilience and agility remain core tenants of the Stellantis mentality and with its several tech and new model announcements the Company is poised to profitably navigate customer demand, market fluctuations and political shifts. Stellantis delivered continued growth outside Enlarged Europe and North America with the "third engine"(5) delivering a 13% increase in Net revenues. In China, Stellantis invested €1.4 billion in Leapmotor, a pure play NEV OEM, and now holds approximately 21% equity, giving Stellantis a leading role in supporting their promising growth in China as well as global expansion opportunities through the new Leapmotor International joint venture managed by Stellantis. With it, Stellantis is addressing a white space in its business model and can now benefit from Leapmotor’s competitiveness both in China and abroad. The Stellantis Pro One commercial vehicles achieved market share leadership in EU30 and South America and is the undisputed leader in EU30 BEV sales with 38.8% BEV market share. The business is targeting to achieve global leadership by 2027 with its completely updated and expanded line-up including internal combustion, battery electric, fuel cell hydrogen and range extended variants. The Data-as-a-Service arm, Mobilisights, created innovative solutions and secured strategic agreements through its custom data packages and data streaming offer.
GUIDANCE AND OUTLOOK: Building on 2023 momentum, management notes a number of factors could create a supportive revenue backdrop in 2024, including reduced supply and logistical constraints, stabilizing and potentially reduced interest rates, and the benefits of the Company’s expected expansion of its product offering. The Company is reiterating a minimum commitment of double-digit adjusted operating income (AOI) margin in 2024, as well as positive industrial free cash flow, despite macroeconomic uncertainties.
Pending shareholder approval, Stellantis proposes to pay a dividend of €1.55 per common share, an increase of approximately 16% compared to the prior year, and an expected calendar for NYSE, Euronext Milan and Euronext Paris to be as follows: (i) ex-date April 22, 2024, (ii) record date April 23, 2024, and (iii) payment date May 3, 2024. Stellantis will also execute a 2024 open-market share buyback program of €3.0 billion, which includes €0.5 billion of shares repurchased to service share-based compensation and employee share purchase, in 2024.
On February 15, 2024 at 2:00 p.m. CET / 8:00 a.m. EST, a live webcast and conference call will be held to present Stellantis' Full Year 2023 Results. The webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website at www.stellantis.com. The presentation material is expected to be posted under the Investors section of the Stellantis corporate website at approximately 7:30 a.m. CET / 1:30 a.m. EST on February 15, 2024.

UPCOMING EVENTS: Annual General Meeting - April 16, 2024; Q1 Shipments & Revenues - April 30, 2024; Investor Day 2024 - June 13, 2024

About Stellantis
Stellantis N.V. (NYSE: STLA/ Euronext Milan: STLAM/ Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com. Contacts: communications@stellantis.com or investor.relations@stellantis.com
Refer to page 13 and 14 for an explanation of the items referenced on this page and market and industry information

FULL YEAR 2023 SEGMENT PERFORMANCE*

NORTH AMERICA					ENLARGED EUROPE
€ million, except as otherwise stated	2023	2022	Change		€ million, except as otherwise stated	2023	2022	Change
Shipments (000s)	1,903	1,861	+42		Shipments (000s)	2,814	2,626	+188
Net revenues	86,500	85,475	+1,025		Net revenues	66,598	63,311	+3,287
AOI	13,298	13,987	(689)		AOI	6,519	6,218	+301
AOI margin	15.4%	16.4%	(100)	bps	AOI margin	9.8%	9.8%	—	bps
•Shipments up 2%, mainly due to higher volumes of Jeep Grand Cherokee, Dodge Hornet and Charger, and Ram ProMaster
•Net revenues up 1%, primarily due to higher volumes and strong net pricing, largely offset by unfavorable FX translation and mix effects
•Adjusted operating income down 5%, primarily due to unfavorable mix, FX and production disruptions and costs related to labor agreements, partially offset by higher net pricing and volumes

•Shipments up 7%, driven by Fiat Ducato, all-new Jeep Avenger, Opel Astra, Peugeot 2008 and Alfa Romeo Tonale
•Net revenues up 5%, mainly due to increased volume, positive net pricing and favorable mix, partially offset by higher volume with buyback commitments and FX translation impacts
•Adjusted operating income up 5%, primarily due to higher net pricing, offset by increased logistic and purchasing costs, as well as higher warranty and R&D costs

MIDDLE EAST & AFRICA					SOUTH AMERICA
€ million, except as otherwise stated	2023	2022	Change		€ million, except as otherwise stated	2023	2022	Change
Combined shipments(6) (000s)	616	426	+190		Shipments (000s)	879	859	+20
Consolidated shipments(6) (000s)	443	283	+160		Net revenues	16,058	15,620	+438
Net revenues	10,560	6,453	+4,107		AOI	2,369	2,048	+321
AOI	2,503	1,188	+1,315		AOI margin	14.8%	13.1%	+170	bps
AOI margin	23.7%	18.4%	+530	bps
•Consolidated shipments up 57%, led by higher volumes of Fiat Doblo Cargo, Fiat Tipo, Citroën C4 X, Peugeot 408 and Fiat Ducato
•Net revenues up 64%, primarily due to volume growth, strong net pricing, including pricing actions to offset Turkish lira devaluation, and improved mix, partially offset by negative FX translation effects, mainly from Turkish lira
•Adjusted operating income up 111%, mainly due to higher net pricing, volume & mix, partially offset by negative FX transaction and translation effects primarily related to the Turkish lira

•Shipments up 2%, led by higher volumes of Fiat Fastback, Citroën C3, Fiat Cronos, Ram Rampage, and Peugeot 208
•Net revenues up 3%, due to volume growth and positive net pricing, partially offset by negative FX translation impacts from Argentine Peso, as well as mix
•Adjusted operating income up 16%, primarily due to increased vehicle net pricing and volume, more than offsetting negative mix and FX impacts. This excludes the impact of €302 million related to the devaluation of the Argentine Peso resulting from the new government's economic policies

CHINA AND INDIA & ASIA PACIFIC					MASERATI
€ million, except as otherwise stated	2023	2022	Change		€ million, except as otherwise stated	2023	2022	Change
Combined shipments(6) (000s)	154	205	(51)		Shipments (000s)	26.6	25.9	+0.7
Consolidated shipments(6) (000s)	102	127	(25)		Net revenues	2,335	2,320	+15
Net revenues	3,528	4,505	(977)		AOI	141	201	(60)
AOI	502	641	(139)		AOI margin	6.0%	8.7%	(270)	bps
AOI margin	14.2%	14.2%	—	bps
•Maintained AOI margin despite lower volumes and FX headwinds through disciplined pricing, favorable mix of higher Ram shipments in IAP, higher Jeep Grand Cherokee shipments in both China and IAP, and cost efficiencies in SG&A and R&D

•Top-line growth on improved volumes, led by Grecale and GranTurismo; lower AOI mainly due to increased amortization of R&D costs from recent launches, higher industrial costs and unfavorable country mix, partially offset by positive nameplate mix and favorable net pricing

(*) Share of the profit of equity method investees is included in our Operating income and Adjusted operating income effective January 1, 2023. Comparatives for 2022 have been adjusted accordingly. Refer to page 13 and 14 for additional information
Refer to page 13 and 14 for an explanation of the items referenced on this page

H2 2023 SEGMENT PERFORMANCE

(€ million)		H2 2023	H2 2022*	Change
I F R S	Net revenues	91,176	91,593	—%
	Net profit	7,707	8,819	(13)%
	Cash flows from operating activities	9,092	10,116	(10)%
N O N - G A A P	Adjusted operating income(1)	10,217	11,290	(10)%
	Adjusted operating income margin(1)	11.2%	12.3%	(110)	bps
	Industrial free cash flows(2)	4,203	5,500	(24)%

NORTH AMERICA					ENLARGED EUROPE
€ million, except as otherwise stated	H2 2023	H2 2022	Change		€ million, except as otherwise stated	H2 2023	H2 2022	Change
Shipments (000s)	880	902	(22)		Shipments (000s)	1,336	1,264	+72
Net revenues	40,584	43,032	(2,448)		Net revenues	31,737	31,992	(255)
AOI	5,271	6,304	(1,033)		AOI	2,794	2,988	(194)
AOI margin	13.0%	14.6%	(160)	bps	AOI margin	8.8%	9.3%	(50)	bps

MIDDLE EAST & AFRICA					SOUTH AMERICA
€ million, except as otherwise stated	H2 2023	H2 2022	Change		€ million, except as otherwise stated	H2 2023	H2 2022	Change
Combined shipments(6) (000s)	315	227	+88		Shipments (000s)	459	456	+3
Consolidated shipments(6) (000s)	235	145	+90
Net revenues	5,862	3,414	+2,448		Net revenues	8,495	8,387	+108
AOI	1,285	659	+626		AOI	1,294	1,046	+248
AOI margin	21.9%	19.3%	+260	bps	AOI margin	15.2%	12.5%	+270	bps

CHINA AND INDIA & PACIFIC					MASERATI
€ million, except as otherwise stated	H2 2023	H2 2022	Change		€ million, except as otherwise stated	H2 2023	H2 2022	Change
Combined shipments(6) (000s)	64	105	(41)		Shipments (000s)	11.3	15.7	(4.4)
Consolidated shipments(6) (000s)	44	65	(21)		Net revenues	1,026	1,379	(353)
Net revenues	1,542	2,353	(811)		AOI	20	139	(119)
AOI	208	372	(164)		AOI margin	1.9%	10.1%	(820)	bps
AOI margin	13.5%	15.8%	(230)	bps
(*) Share of the profit of equity method investees is included in our Operating income and Adjusted operating income effective January 1, 2023. Comparatives for H2 2022 have been adjusted accordingly. Refer to page 13 and 14 for additional information
Refer to page 13 and 14 for an explanation of the items referenced on this page

Reconciliations - Full Year
Net revenues from external customers to Net revenues and Net profit to Adjusted operating income

2023	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		86,498	66,444	10,560	16,148	3,526	2,335	4,033	189,544
Net revenues from transactions with other segments		2	154	—	(90)	2	—	(68)	—
Net revenues		86,500	66,598	10,560	16,058	3,528	2,335	3,965	189,544
Net profit/(loss)									18,625
Tax expense/(benefit)									3,793
Net financial expenses/(income)									(42)
Operating income/(loss)(A)									22,376
Adjustments:
Restructuring and other costs, net of reversals(B)		650	475	—	14	1	1	20	1,161
Collective bargaining agreements costs(C)		428	—	—	—	—	—	—	428
Argentina currency devaluation(D)		—	—	—	302	—	—	—	302
Impairment expense and supplier obligations(E)		—	47	—	—	154	—	—	201
Reorganization of financial services(F)		—	—	—	—	—	—	76	76
Takata recall campaign		—	(44)	30	—	4	—	—	(10)
Patents litigation(G)		(20)	(40)	—	(1)	—	—	—	(61)
Gains on disposal of equity investments and other assets(H)		(65)	(40)	—	—	(57)	—	(39)	(201)
Other		40	99	1	(43)	(18)	—	(8)	71
Total adjustments		1,033	497	31	272	84	1	49	1,967
Adjusted operating income(A)(1)		13,298	6,519	2,503	2,369	502	141	(989)	24,343
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Share of the profit of equity method investees is included in our Operating income and Adjusted operating income effective January 1, 2023. Comparatives for 2022 have been adjusted accordingly. Refer to Note 1 for additional information
(B) Primarily related to workforce reductions and includes €243 million relating to the new collective bargaining agreements in North America
(C) Primarily related to past service costs arising from employee benefit plan amendments related to the new collective bargaining agreements in North America. Total cost of €671 million is comprised of €243 million in Restructuring and other costs, net of reversals and €428 million in Collective bargaining agreements costs
(D) Impact of the December 2023 devaluation of the Argentine Peso from the new government's economic policies, comprised of €(197) million in Net revenues, €(147) million in Cost of revenues, and €42 million in Selling, general and other costs
(E) Related to impairments, mainly impairment of research and development assets in China and India & Asia Pacific, and impairment of certain platform assets in Enlarged Europe
(F) Net costs associated with the reorganization of our financial services activities in Europe
(G) Reversal of provisions related to litigation by certain patent owners related to the use of certain technologies in prior periods
(H) Mainly related to gains on disposals of investments and of fixed assets
Refer to page 13 and 14 for an explanation of the items referenced on this page

2022	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		85,474	63,226	6,453	15,640	4,500	2,322	1,977	179,592
Net revenues from transactions with other segments		1	85	—	(20)	5	(2)	(69)	—
Net revenues		85,475	63,311	6,453	15,620	4,505	2,320	1,908	179,592
Net profit/(loss)									16,779
Tax expense/(benefit)									2,729
Net financial expenses/(income)									768
Operating income/(loss)(A)									20,276
Adjustments:
Restructuring costs and other costs, net of reversals(B)		56	1,020	—	36	—	2	30	1,144
Takata recall campaign(C)		382	545	22	2	—	—	—	951
CAFE penalty rate(D)		660	—	—	—	—	—	—	660
Change in estimate of non-contractual warranties(E)		—	294	14	3	3	—	—	314
Impairment of GAC-Stellantis JV(F)		—	—	—	—	297	—	—	297
Impairment expense and supplier obligations(G)		99	92	—	45	—	—	1	237
Patents litigation(H)		93	40	—	1	—	—	—	134
Write down of FCA Bank investment(I)		—	—	—	—	—	—	133	133
Other(J)		(24)	(232)	(1)	62	36	—	30	(129)
Total adjustments		1,266	1,759	35	149	336	2	194	3,741
Adjusted operating income(A)(1)		13,987	6,218	1,188	2,048	641	201	(266)	24,017
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Share of the profit of equity method investees is included in our Operating income and Adjusted operating income effective January 1, 2023. Comparatives for 2022 have been adjusted accordingly. Refer to Note 1 for additional information
(B) Primarily related to workforce reductions, mainly in Enlarged Europe, North America and South America
(C) Extension of Takata airbags recall campaign
(D) Increase in provision related to Model Year 2019 - 2021 CAFE penalty rate adjustment
(E) Further refinements in estimate for warranty costs incurred after the contractual warranty period
(F) Relates to the full impairment of our equity method investment and includes write off of balances relating to loan receivables, trade receivables and capitalized development expenditures
(G) Primarily impairment expense in Enlarged Europe, mainly related to Russia, as well as North America and South America
(H) Provision related to litigation by certain patent owners related to the use of certain technologies in prior periods
(I) Write down of FCA Bank investment associated with the reorganization of our financial services activities in Europe
(J) Mainly related to release of litigation provisions, changes in ownership of equity method investments, partially offset by net losses on disposals
Refer to page 13 and 14 for an explanation of the items referenced on this page

Diluted EPS to Adjusted diluted EPS(7)

Results from continuing operations
(€ million, except as otherwise stated)	2023	2022
Net profit attributable to owners of the parent	18,596	16,799
Weighted average number of shares outstanding (000)	3,107,725	3,140,089
Number of shares deployable for share-based compensation (000)	24,733	23,870
Weighted average number of shares outstanding for diluted earnings per share (000)	3,132,458	3,163,959
Diluted earnings per share (A) (€/share)	5.94	5.31

Adjustments, per above	1,967	3,741
Tax impact on adjustments	(452)	(733)
Unusual items related to income taxes	—	(851)
Total adjustments, net of taxes	1,515	2,157
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations (B) (€/share)	0.48	0.68
Adjusted Diluted earnings per share(7) (€/share) (A+B)	6.42	5.99

Cash flows from operating activities to Industrial free cash flows

(€ million)	2023	2022
Cash flows from operating activities	22,485	19,959
Less: Operating activities not attributable to industrial activities	(753)	211
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	9,031	8,938
Add: Proceeds from disposal of assets and other changes in investing activities	2,152	500
Less: Net proceeds related to the reorganization of financial services in Europe(A)	1,532	—
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	2,767	769
Add: Net intercompany payments between continuing operations and discontinued operations	—	—
Add: Defined benefit pension contributions, net of tax	798	278
Industrial free cash flows(2)	12,858	10,819
________________________________________________________________________________________________________________________________________________________________________________________
(A) The net consideration of €1,634 million for the sale of 50 percent interest held in FCA Bank to Crédit Agricole Consumer Finance S.A. related to industrial activities is offset by payments of €102 million in relation to the transfer of leasing activities.

Refer to page 13 and 14 for an explanation of the items referenced on this page

Debt to Industrial net financial position

(€ million)	December 31, 2023	June 30, 2023	December 31, 2022
Debt	(29,463)	(29,467)	(27,153)
Current financial receivables from jointly-controlled financial services companies	767	985	321
Derivative financial assets/(liabilities), net and collateral deposits	20	14	52
Financial securities	6,089	3,940	3,527
Cash and cash equivalents	43,669	48,978	46,433
Industrial Net Financial Position Classified as Held for sale	109	—	54
Net financial position	21,191	24,450	23,234
Less: Net financial position of financial services	(8,296)	(5,347)	(2,471)
Industrial net financial position(8)	29,487	29,797	25,705

Refer to page 13 and 14 for an explanation of the items referenced on this page

Reconciliations - H2
Net revenues from external customers to Net revenues and Net profit to Adjusted operating income

H2 2023	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		40,582	31,633	5,862	8,539	1,541	1,025	1,994	91,176
Net revenues from transactions with other segments		2	104	—	(44)	1	1	(64)	—
Net revenues		40,584	31,737	5,862	8,495	1,542	1,026	1,930	91,176
Net profit/(loss)									7,707
Tax expense/(benefit)									1,101
Net financial expenses/(income)									27
Operating income/(loss)(A)									8,835
Adjustments:
Restructuring and other costs, net of reversals(B)		336	223	—	—	1	1	6	567
Collective bargaining agreements costs(C)		428	—	—	—	—	—	—	428
Argentina currency devaluation(D)		—	—	—	302	—	—	—	302
Impairment expense and supplier obligations(E)		2	47	—	—	138	—	—	187
Reorganization of financial services(F)		—	—	—	—	—	—	(64)	(64)
Takata recall campaign		—	40	4	1	—	—	—	45
Patents litigation(G)		(20)	(40)	—	(1)	—	—	—	(61)
Gains on disposal of equity investments and other assets(H)		(65)	(40)	—	—	(57)	—	(39)	(201)
Other		120	70	1	(45)	(3)	—	36	179
Total adjustments		801	300	5	257	79	1	(61)	1,382
Adjusted operating income(A)(1)		5,271	2,794	1,285	1,294	208	20	(655)	10,217
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Share of the profit of equity method investees is included in our Operating income and Adjusted operating income effective January 1, 2023. Comparatives for H2 2022 have been adjusted accordingly. Refer to Note 1 for additional information
(B) Primarily related to workforce reductions and includes €243 million relating to the new collective bargaining agreements in North America
(C) Primarily related to past service costs arising from employee benefit plan amendments related to the new collective bargaining agreements in North America. Total cost of €671 million is comprised of €243 million in Restructuring and other costs, net of reversals and €428 million in Collective bargaining agreements costs
(D) Impact of the December 2023 devaluation of the Argentine Peso from the new government's economic policies, comprised of €(197) million in Net revenues, €(147) million in Cost of revenues, and €42 million in Selling, general and other costs
(E) Related to impairments, mainly impairment of research and development assets in China and India & Asia Pacific, and impairment of certain platform assets in Enlarged Europe
(F) Net costs associated with the reorganization of our financial services activities in Europe
(G) Reversal of provisions related to litigation by certain patent owners related to the use of certain technologies in prior periods
(H) Mainly related to gains on disposals of investments and of fixed assets

Refer to page 13 and 14 for an explanation of the items referenced on this page

H2 2022	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		43,032	31,951	3,414	8,407	2,350	1,379	1,060	91,593
Net revenues from transactions with other segments		—	41	—	(20)	3	—	(24)	—
Net revenues		43,032	31,992	3,414	8,387	2,353	1,379	1,036	91,593
Net profit/(loss)									8,819
Tax expense/(benefit)									744
Net financial expenses/(income)									337
Operating income/(loss)(A)									9,900
Adjustments:
Takata recall campaign(B)		382	7	—	—	—	—	—	389
Change in estimate of non-contractual warranties(C)		—	294	14	3	3	—	—	314
Restructuring and other costs, net of reversals(D)		(101)	401	—	3	—	2	1	306
Impairment expense and supplier obligations(E)		81	88	—	—	—	—	1	170
Write down of FCA Bank investment(F)		—	—	—	—	—	—	133	133
Other(G)		38	(22)	(1)	62	37	—	(36)	78
Total adjustments		400	768	13	68	40	2	99	1,390
Adjusted operating income(A)(1)		6,304	2,988	659	1,046	372	139	(218)	11,290
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Share of the profit of equity method investees is included in our Operating income and Adjusted operating income effective January 1, 2023. Comparatives for H2 2022 have been adjusted accordingly. Refer to Note 1 for additional information
(B) Change in estimate related to Takata airbags recall campaign, primarily related to North America
(C) Further refinements in estimate for warranty costs incurred after the contractual warranty period
(D) Primarily related to workforce reductions in Enlarged Europe and a reversal of expense recognized in H1 2022 related to North America
(E) Primarily impairment expense in Enlarged Europe, mainly related to Russia, as well as North America
(F) Write down of FCA Bank investment associated with the reorganization of our financial services activities in Europe
(G) Mainly related to cost for convergence initiatives and litigation, partially offset by gains on disposals

Refer to page 13 and 14 for an explanation of the items referenced on this page

Diluted EPS to Adjusted diluted EPS(7)

Results from continuing operations
(€ million, except as otherwise stated)	H1 2023	H2 2023	H1 2022	H2 2022
Net profit attributable to owners of the parent	10,923	7,673	7,960	8,839
Weighted average number of shares outstanding (000)	3,137,744	3,078,195	3,136,036	3,144,076
Number of shares deployable for share-based compensation (000)	26,063	25,398	22,889	23,380
Equity warrants delivered to General Motors (000)	—	—	69,126	—
Weighted average number of shares outstanding for diluted earnings per share (000)	3,163,807	3,103,593	3,228,051	3,167,456
Diluted earnings per share (A) (€/share)	3.45	2.47	2.47	2.79

Adjustments, per above	585	1,382	2,351	1,390
Tax impact on adjustments	(66)	(386)	(450)	(283)
Unusual items related to income taxes	—	—	—	(851)
Total adjustments, net of taxes	519	996	1,901	256
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations (B) (€/share)	0.16	0.32	0.59	0.08
Adjusted Diluted earnings per share(7) (€/share) (A+B)	3.61	2.79	3.06	2.87
Refer to page 13 and 14 for an explanation of the items referenced on this page

Cash flows from operating activities to Industrial free cash flows

(€ million)	H2 2023	H2 2022
Cash flows from operating activities	9,092	10,116
Less: Operating activities not attributable to industrial activities	(542)	82
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	4,835	4,550
Add: Proceeds from disposal of assets and other changes in investing activities	426	249
Less: Net proceeds related to the reorganization of financial services in Europe(A)	68	—
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	1,709	476
Add: Defined benefit pension contributions, net of tax	755	243
Industrial free cash flows(2)	4,203	5,500
________________________________________________________________________________________________________________________________________________________________________________________
(A) Additional consideration of €68 million received as earn-out for the sale of 50 percent interest held in FCA Bank to Crédit Agricole Consumer Finance S.A. related to industrial activities

Refer to page 13 and 14 for an explanation of the items referenced on this page

NOTES

(1) Adjusted operating income/(loss) excludes from Net profit/(loss) adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit). Effective from January 1, 2023, our Adjusted operating income/(loss) includes Share of the profit/(loss) of equity method investees. The comparatives for the respective periods for 2022 have been adjusted accordingly.

(€ million)	FY 2022 As reported	Share of profit/(loss) of equity method investees	Adjustment: impairment of GAC-Stellantis JV	Adjustment: write down of FCA Bank investment	FY 2022 As adjusted
Operating income	20,012	264	—	—	20,276
Adjusted operating income	23,323	264	297	133	24,017
Adjusted operating income margin	13.0%	—	—	—	13.4%

(€ million)	H2 2022 As reported	Share of profit/(loss) of equity method investees	Adjustment: impairment of GAC-Stellantis JV	Adjustment: write down of FCA Bank investment	H2 2022 As adjusted
Operating income	9,692	208	—	—	9,900
Adjusted operating income	10,949	208	—	133	11,290
Adjusted operating income margin	12.0%	—	—	—	12.3%

FY 2022	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER	STELLANTIS
Adjusted operating income, as reported		13,989	6,293	1,078	2,048	654	201	(940)	23,323
Share of profit/(loss) of equity method investees		(2)	(75)	110	—	(310)	—	541	264
Adjustment: impairment of GAC-Stellantis JV		—	—	—	—	297	—	—	297
Adjustment: write down of FCA Bank investment		—	—	—	—	—	—	133	133
Adjusted operating income, as adjusted		13,987	6,218	1,188	2,048	641	201	(266)	24,017

H2 2022	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER	STELLANTIS
Adjusted operating income, as reported		6,306	3,026	606	1,046	365	139	(539)	10,949
Share of profit/(loss) of equity method investees		(2)	(38)	53	—	7	—	188	208
Adjustment: impairment of GAC-Stellantis JV		—	—	—	—	—	—	—	—
Adjustment: write down of FCA Bank investment		—	—	—	—	—	—	133	133
Adjusted operating income, as adjusted		6,304	2,988	659	1,046	372	139	(218)	11,290

This change was implemented as management believes these results are becoming increasingly relevant due to the number of partnerships Stellantis has recently engaged in, and will continue to engage in in the future, around electrification and other areas critical to the future of mobility.
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and convergence and integration costs directly related to significant acquisitions or mergers.
(2) Industrial free cash flows is our key cash flow metric and is calculated as Cash flows from operating activities less: (i) cash flows from operating activities from discontinued operations; (ii) cash flows from operating activities related to financial services, net of eliminations; (iii) investments in property, plant and equipment and intangible assets for industrial activities; (iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii) proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control.
(3 Per S&P Global 2023 vehicle registrations (most current data available); PC + light duty trucks.
(4) With single-digit percentage compensation of the remaining emissions.
(5) Refers to the aggregation of the South America, Middle East & Africa and China and India & Asia Pacific segments for presentation purposes only.
(6) Combined shipments include shipments by Company's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by Company's consolidated subsidiaries. Figures by segments may not add up due to rounding.
(7) Adjusted diluted EPS is calculated by adjusting Diluted earnings per share from operations for the post-tax impact per share of the same items excluded from Adjusted operating income as well as tax income/(expenses) considered rare or discrete events that are infrequent in nature. We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Company’s ongoing operating performance and provides investors with a more meaningful comparison of the Company’s ongoing quality of earnings. Adjusted diluted EPS should not be considered as a substitute for Basic earnings per share, Diluted earnings per share from operations or other methods of analyzing our quality of earnings as reported under IFRS.
(8) Industrial net financial position is calculated as Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) financial securities that are considered liquid, (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits. Therefore, debt, cash and cash equivalents and other financial assets/ liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale.

Rankings, market share and other industry information are derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Ministry of Infrastructure and Sustainable Mobility (MIMS), S&P Global, Ward’s Automotive) and internal information unless otherwise stated.

For purposes of this document, and unless otherwise stated industry and market share information are for passenger cars (PC) plus light commercial vehicles (LCV), except as noted below:
•Middle East & Africa exclude Iran, Sudan and Syria;
•South America excludes Cuba;
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia);
•China represents PC only; and
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from S&P Global data, Maserati competitive segment and internal information.
Prior period figures have been updated to reflect current information provided by third-party industry sources.

Circular Economy activities are included within the financial results of each respect segment.

Commercial Vehicles include vans, light and heavy-duty trucks and passenger vehicles registered or converted for commercial use.

EU30 = EU 27 (excluding Malta), Iceland, Norway, Switzerland and UK.

Low emission vehicles (LEV) = battery electric (BEV), plug-in hybrid (PHEV) and fuel cell electric (FCEV) vehicles.
All Stellantis reported BEV and LEV sales include Citroën Ami and Opel Rocks-e; in countries where these vehicles are classified as quadricycles, they are excluded from Stellantis reported combined sales, industry sales and market share figures.

SAFE HARBOR STATEMENT
This document, in particular references to “FY 2024 Guidance”, contains forward looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; the Company’s ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; the Company’s ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; the Company’s ability to produce or procure electric batteries with competitive performance, cost and at required volumes; the Company’s ability to successfully launch new businesses and integrate acquisitions; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; the Company’s ability to attract and retain experienced management and employees; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.